Exhibit 99.1

Execution Version

AMENDMENT NO. 1 TO CREDIT AGREEMENT

AMENDMENT NO. 1 TO CREDIT AGREEMENT, dated as of May 5, 2018 (this “Amendment No. 1”), is by and among SEARS CANADA INC., a corporation organized under the federal laws of Canada (the “Borrower”), the banks, financial institutions and other institutional lenders from time to time party to the Credit Agreement (the “Lenders”), and GACP FINANCE CO., LLC as administrative agent (the “Agent”).

W I T N E S S E T H :

WHEREAS, Agent, Lenders, Borrower and others have entered into financing arrangements pursuant to which Lenders (or Agent on behalf of Lenders) have made and may make loans and advances and provide other financial accommodations to Borrower as set forth in the Credit Agreement, dated as of March 20, 2017 (the “Credit Agreement”) and the other Loan Documents;

WHEREAS, Borrower has requested that the Delayed Draw Term Loan Commitment Termination Date be extended to June 30, 2017;

WHEREAS, Borrower, Lenders and Agent have agreed to make additional amendments to the Credit Agreement on the terms set forth herein;

WHEREAS, Section 8.01 of the Credit Agreement provides that, among other things, the relevant Loan Parties and the Required Lenders may make certain amendments to the Credit Agreement and the other Loan Documents for certain purposes; and

WHEREAS, by this Amendment No. 1, Agent, Lenders signatory hereto and Borrower intend to evidence such amendments;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein, the parties hereto agree as follows:

1.             Interpretation.  For purposes of this Amendment No. 1, all terms used herein which are not otherwise defined herein, including, but not limited to, those terms used in the recitals hereto, shall have the respective meanings assigned thereto in the Credit Agreement as amended by this Amendment No. 1.

2.     Amendments.

(a)           Section 1.1 of the Credit Agreement is hereby amended by amending and restating the definition of “Delayed Draw Term Loan Commitment Termination Date” to read as follows:

“Delayed Draw Term Loan Commitment Termination Date” means the earlier of (a) the date upon which a Delayed Draw Term Loan has been made in an amount equaling the Delayed Draw Term Loan Amount, and (b) June 30, 2017.

3.     Representations and Warranties.  Each Loan Party, jointly and severally, hereby:

(a)           reaffirms all representations and warranties made to Agent and Lenders under the Credit Agreement and all of the other Loan Documents and confirms that after giving effect to any updated schedules all are true and correct in all material respects as of the date hereof except to the extent that (i) such representations or warranties are qualified by a materiality standard, in which case they shall be true and correct in all respects and (ii) such representations or warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b)           reaffirms all of the covenants contained in the Credit Agreement;

(c)           represents and warrants that no Default or Event of Default has occurred and is continuing;

(d)           represent and warrants that the execution, delivery and performance by each Loan Party of this Amendment No. 1 and the other documents, agreements and instruments executed by any Loan Party in connection herewith (collectively, together with this Amendment No. 1, the “Amendment Documents”) and the consummation of the transactions contemplated hereby or thereby, are within such Loan Party’s powers, have been duly authorized by all necessary organizational action, and do not contravene (i) the charter or by-laws or other organizational or governing documents of such Loan Party or (ii) any law or any contractual restriction binding on or affecting any Loan Party, except, for purposes of this clause (ii), to the extent such contravention would not reasonably be expected to have a Material Adverse Effect;

(e)           represents and warrants that no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required for the due execution, delivery and performance by any Loan Party of any Amendment Document to which it is a party that has not already been obtained if the failure to obtain such authorization, approval or other action could reasonably be expected to result in a Material Adverse Effect; and

(f)            represents and warrants that each Amendment Document has been duly executed and delivered by each Loan Party party thereto.  This Amendment No. 1 constitutes, and each other Amendment Document will constitute upon execution, the legal, valid and binding obligation of each Loan Party party thereto enforceable against such Loan Party in accordance with its respective terms subject to the effect of any applicable bankruptcy, insolvency, reorganization or moratorium or similar laws affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.     Conditions Precedent.  This Amendment No. 1 shall be effective upon the satisfaction of each of the following conditions precedent:

(a)           Agent shall have received counterparts of this Amendment No. 1, duly authorized, executed and delivered by Borrower, Agent and the Required Lenders; and

(b)           No Default or Event of Default shall have occurred and be continuing;

5.     General.

(a)   Effect of this Amendment No. 1.  Except as expressly provided herein, no other consents, waivers, changes or modifications to the Loan Documents are intended or implied, and in all other respects the Loan Documents are hereby specifically ratified, restated and confirmed by all parties hereto as of the date hereof.

(b)   Governing Law.  This Amendment No. 1 shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts of laws principles thereof.

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(c)   Waiver of Jury Trial.  SECTION 8.11 AND SECTION 8.12 OF THE CREDIT AGREEMENT ARE HEREBY INCORPORATED BY REFERENCE INTO THIS AMENDMENT NO. 1 MUTATIS MUTANDIS AND SHALL APPLY HERETO AS IF ORIGINALLY MADE A PART HEREOF.

(d)   Binding Effect.  This Amendment No. 1 shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties hereto.

(e)   Counterparts, etc.  This Amendment No. 1 may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment No. 1 by telecopier or by electronic transmission of a pdf formatted counterpart shall be effective as delivery of a manually executed counterpart of this Amendment No. 1.

(f)    Loan Document.  This Amendment No. 1 constitutes a Loan Document.

(g)   Reaffirmation.  Each of the undersigned Loan Parties acknowledges (i) all of its  Obligations under the Credit Agreement, the Guarantee and Collateral Agreement, and each other Loan Document to which it is a party are reaffirmed and remain in full force and effect on a continuous basis, (ii) its grant of security interests pursuant to the Loan Documents are reaffirmed and remain in full force and effect after giving effect to this Amendment No. 1, (iii) the Obligations include, among other things and without limitation, the due and punctual payment of the principal of, interest on, and premium (if any) and (iv) the execution of this Amendment No. 1 shall not operate as a waiver of any right, power or remedy of Agent or any other Secured Party, constitute a waiver of any provision of any of the Loan Documents or serve to effect a novation of the Obligations.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered by their authorized officers as of the day and year first above written.

SEARS CANADA INC., as Borrower

By:	“Billy Wong”
Name:	Billy Wong
Title:	Chief Financial Officer

Amendment No. 1 to Credit Agreement

GACP FINANCE CO., LLC,
as Agent and a Lender

By:	“John Ahn”
Name:	John Ahn
Title:	President

Amendment No. 1 to Credit Agreement

TPG SPECIALTY LENDING, INC.,
as Documentation Agent and a Lender

By:	“Michael Fishman”
Name:	Michael Fishman
Title:	Co-Chief Executive Officer

Amendment No. 1 to Credit Agreement

KKR CORPORATE LENDING LLC,
as a Lender

By:	“Cade Thompson”
Name:	Cade Thompson
Title:	Authorized Signatory

CORPORATE CAPITAL TRUST, INC.,
as a Lender

By:
Name:
Title:

Amendment No. 1 to Credit Agreement